Amira Nature Foods Ltd Announces Fourth Quarter and Full Year Fiscal 2013

Financial Results

Fourth Quarter Revenue Increased 10.2% to $140.2 Million and EBITDA Increased 12.4% to $18.1

Million

Full Year Revenue Increased 25.7% to $413.7 Million and EBITDA Increased 30.5% to $52.2

Million

DUBAI – June 10, 2013 – Amira Nature Foods Ltd (the "Company;" NYSE: ANFI), a leading global provider of packaged Indian specialty rice, today reported financial results for the fourth quarter and full year ended March 31, 2013.

Fourth Quarter Financial Highlights:

•	Revenue increased 10.2% to $140.2 million, compared to $127.3 million in the fourth quarter of fiscal 2012
•	EBITDA increased 12.4% to $18.1 million, compared to $16.1 million
•	Profit after tax increased 17.5% to $8.5 million, compared to $7.2 million
•	Basic and diluted earnings per share(1) was $0.24 compared to $0.30
•	For better quarter-over-quarter comparability, after using 35.7 million fully diluted shares, adjusted earnings per share was $0.24 compared to $0.20 in the fourth quarter of fiscal 2012

Fiscal Year 2013 ended March 31, 2013 Financial Highlights:

•	Revenue increased 25.7% to $413.7 million, compared to $329.0 million in fiscal year 2012
•	EBITDA increased 30.5% to $52.2 million, compared to $40.0 million
•	Profit after tax increased 61.2% to $19.2 million, compared to $11.9 million
•	Adjusted profit after tax, which excludes non-recurring IPO-related expenses of approximately $1.8 million, increased 75.8% to $21.0 million, compared to $11.9 million
•	Basic and diluted earnings per share(1) was $0.63 compared to $0.49
•	For better year-over-year comparability, after adjusting for non-recurring IPO-related expenses and using 35.7 million fully diluted shares, adjusted earnings per share was $0.59 compared to $0.33 in the fiscal year 2012

Karan A. Chanana, Amira’s Chairman and Chief Executive Officer, stated, “In the fourth quarter, we generated strong revenue and EBITDA growth, which enabled us to achieve record financial results that exceeded our fiscal 2013 annual guidance. We continue to benefit from steadily growing demand for our Basmati rice and complementary products among our existing customers as well as new customers. We also are pleased that we are continuing to grow both in India and internationally.”

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Mr. Chanana continued, “As we begin fiscal 2014, we believe we are well positioned for continued growth. We believe our business will benefit from expanding relationships with many of our key retail partners and our growing geographic presence. We recently announced our entry into the South Korean market, which is an example of the vast opportunity for the future growth of Amira’s third party branded products and our Amira branded products in new geographies.”

Fourth Quarter Fiscal 2013 Results

Revenue for the fourth quarter of fiscal 2013 increased 10.2% to $140.2 million, compared to $127.3 million for the same period in fiscal 2012. The revenue increase was primarily due to increased sales volumes both in India and internationally. In addition, revenue for the third quarter of fiscal 2013 included $23.6 million associated with a product shipment to a repeat customer while the comparable shipment to this customer was made in the fourth quarter of fiscal 2012, as previously disclosed. Including this shipment, revenue for the fourth quarter of fiscal 2013 would have increased 28.7% to approximately $163.8 million.

Revenue in the fourth quarter of fiscal 2013 for Amira and third party branded products was 98.8% of total revenue, compared to 97.3% for the fourth quarter of fiscal 2012. Sales of bulk commodity products to institutional customers in the fourth quarter of fiscal 2013 contributed 1.2% of total revenue, compared to 2.7% for the fourth quarter of fiscal 2012.

Cost of materials including change in inventory of finished goods increased $6.0 million, or 5.9%, to $109.0 million in the fourth quarter of fiscal 2013 from $103.0 million in the fourth quarter of fiscal 2012. This increase primarily reflects the growth in revenue. As a percentage of revenue, cost of material decreased to 77.7% in the fourth quarter of fiscal 2013, compared to 80.9% in the fourth quarter of fiscal 2012.

EBITDA increased 12.4% to $18.1 million in the fourth quarter of fiscal 2013, compared to $16.1 million in the same period last year. A reconciliation of EBITDA to the IFRS measure of profit after tax is provided in the financial tables section of this release.

Profit after tax for the fourth quarter of fiscal 2013 increased 17.5% to $8.5 million, compared to $7.2 million in the fourth quarter of fiscal 2012. Basic and diluted earnings per share(1) was $0.24 compared to $0.30 for the fourth quarter of fiscal 2012.

For better quarter-over-quarter comparability, after using 35.7 million fully diluted shares, adjusted earnings per share was $0.24 compared to $0.20 in the fourth quarter of fiscal 2012. A reconciliation of adjusted earnings per share to basic and diluted earnings per share is provided in the financial tables section of this release.

Fiscal Year 2013 Results

For the full year fiscal 2013, net revenue increased 25.7% to $413.7 million, compared to $329.0 million in fiscal 2012. EBITDA increased 30.5% to $52.2 million, compared to $40.0 million in fiscal 2012. Profit after tax increased 61.2% to $19.2 million, compared to $11.9 million in fiscal 2012. Adjusted profit after tax, which excludes non-recurring IPO-related expenses of approximately $1.8 million, increased 75.8% to $21.0 million, compared to $11.9 million in fiscal 2012. A reconciliation of adjusted profit after tax to the IFRS measure of profit after tax is provided in the financial tables section of this release.

Basic and diluted earnings per share(1) for fiscal 2013 was $0.63 compared to $0.49 in fiscal 2012. For better year-over-year comparability, after adjusting for non-recurring IPO-related expenses and using 35.7 million fully diluted shares, adjusted earnings per share was $0.59 in fiscal 2013 compared to $0.33 in fiscal 2012.

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Balance Sheet and Cash Flow Highlights

At March 31, 2013, the Company’s cash and cash equivalents was $33.3 million, adjusted net working capital was $256.2 million. Net debt (after deducting cash and cash equivalents) as on March 31, 2013 was $128.3 million. As of March 31, 2013, inventory increased $39.9 million to $181.5 million from $141.6 million as of March 31, 2012 to position for growth. As of March 31, 2013, trade receivables were $66.8 million, an increase of $29.6 million from $37.2 million as of March 31, 2012, due to increased sales. Reconciliations of adjusted net working capital and net debt to the IFRS measures of working capital and total current and non-current debt, respectively, are provided in the financial tables section of this release.

Fiscal 2014 Outlook

In line with long-term guidance previously provided to the investment community in connection with Amira’s initial public offering, in fiscal 2014, the Company expects revenue to increase in the range of $480 million to $507 million and EBITDA in the range of $62 million to $66 million. This guidance is based on current foreign exchange rates.

Conference Call

The Company will hold an investor conference call today at 8:30 a.m. Eastern time. The dial-in number for this conference call is (877) 407-3982 for North American listeners and (201) 493-6780 for international listeners. Live audio of the conference call will be simultaneously webcast in the investor relations section of the Company's website at http://www.amirafoods.com.

An audio replay will be available following the completion of the conference call by dialing (877) 870-5176 for North American listeners or (858) 384-5517 for international listeners (conference ID 414877). The webcast of the teleconference will be archived and available on the Company’s website.

About Amira Nature Foods

Founded in 1915, Amira has evolved into a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, a premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, the United Kingdom, and the United States.

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Contact

John Mills/Katie Turner, ICR 646.277.1200

Cautionary Note on Forward-Looking Statements

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plans to make significant capital expenditures, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to penetrate and increase the acceptance of our products in new geographic markets; our ability to perform our agreements with customers and further develop our relationships with key retail partners; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

(1) Basic and diluted earnings per share is calculated by dividing our profit after tax, which starting with our first financial statements for the period in which our initial public offering occurred, or the third quarter of fiscal 2013, is reduced by the amount of a non-controlling interest reflecting the remaining approximately 19.6% of Amira India that will not be indirectly owned by us, by our weighted average outstanding ordinary shares during the applicable period.

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Amira Nature Foods Ltd

Consolidated Statements of Financial Position

(Amounts in USD)

	As at	As at
	March 31, 2013	March 31, 2012
ASSETS
Non-current
Intangible assets	$607,871	$360,578
Property, plant and equipment	23,467,379	25,520,950
Other long term assets	430,739	580,168
Total non-current assets	$24,505,989	$26,461,696

Current
Inventories	$181,459,799	$141,620,690
Trade receivables	66,792,434	37,175,413
Derivative financial instruments	1,260,512	2,239,129
Prepayments	8,386,856	6,965,302
Other current assets	10,856,050	9,222,451
Cash and cash equivalents	33,270,338	8,368,256
Total current assets	$302,025,989	$205,591,241
Total assets	$326,531,978	$232,052,937

EQUITY AND LIABILITIES
Equity
Share capital	$9,111	$100
Share premium	82,639,766	-
Share based compensation reserve	227,674	-
Reserve for available for sale financial assets	(21,561)	(25,496)
Currency translation reserve	(5,582,983)	(1,945,447)
Cash flow hedging reserve	258,647	-
Actuarial gain reserve	26,340	9,954
Restructuring Reserve	9,398,927	9,398,927
Retained earnings	44,348,684	29,292,375
Equity attributable to Shareholders of the Company	131,304,605	36,730,413
Equity attributable to Non-Controlling Interest	12,328,130	8,954,156
Total equity	$143,632,735	$45,684,569

Liabilities
Non-current liabilities
Employee benefit obligations	$185,437	$178,497
Debt	4,831,416	7,344,938
Deferred tax liabilities	8,527,874	4,821,503
Total non-current liabilities	$13,544,727	$12,344,938

Current liabilities
Trade payables	$4,516,657	$21,302,059
Debt	156,785,820	134,410,915
Current tax liabilities (net)	2,658,236	1,942,637
Other current liabilities	5,393,803	16,367,819
Total current liabilities	$169,354,516	$174,023,430
Total liabilities	$182,899,243	$186,368,368
Total equity and liabilities	$326,531,978	$232,052,937

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Amira Nature Foods Ltd

Consolidated Income Statements

(Amounts in USD)

	March 31, 2013	March 31, 2012
Revenue	$413,682,574	$328,979,799
Other income	94,368	637,383
Cost of material	(347,341,159)	(270,259,623)
Change in inventory of finished goods	27,594,211	6,667,730
Employee expenses	(5,553,197)	(2,844,454)
Depreciation and amortization	(1,943,846)	(2,089,738)
Freight, forwarding and handling expenses	(20,985,039)	(13,990,863)
Other expenses	(14,676,910)	(10,568,202)
	$50,871,002	$36,532,032
IPO expenses	(1,750,082)	-
Finance costs	(21,751,614)	(21,786,007)
Finance income	802,146	303,036
Other financial items	(654,852)	1,032,599
Profit before tax	$27,516,600	$16,081,660
Income tax expense	(8,267,562)	(4,137,422)
Profit after tax	$19,249,038	$11,944,238
Profit after tax attributable to:
Shareholders of the company	15,056,309	9,603,167
Non-controlling interest	4,192,729	2,341,071

Earnings per share

Basic and diluted earnings per share	$0.63	$0.49

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Amira Nature Foods Ltd

Consolidated Statements of Other Comprehensive Income/ (Loss)

(Amounts in USD)

	March 31, 2013	March 31, 2012
Profit after tax	$19,249,038	$11,944,238
Other comprehensive income
Available for sale financial assets
- Current period gain/(loss)	7,416	(47,016)
- Reclassification to Income statement	-	(22,905)
- Income tax	(2,520)	22,686
Cash flow hedge reserve
-Current period loss	(1,160,394)	-
-Reclassification to income statement	1,628,914	-
-Income tax	(146,820)	-
Actuarial gain/(loss) reserve
-Current year gains	30,875	40,747
-Income tax	(10,495)	(13,220)
Exchange differences on translation of foreign operations	(4,524,299)	(5,504,858)

Other comprehensive loss for the year, net of tax	$(4,177,323)	$(5,524,567)
Total comprehensive income for the year	$15,071,715	$6,419,672

Total comprehensive income for the year attributable to:
Shareholders of the Company	11,697,741	5,161,416
Non-controlling interest	3,373,974	1,258,256

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Amira Nature Foods Ltd

Consolidated Statements of Changes in Equity

 (Amounts in USD)

	Share Capital	Share premium	Share based compensation reserve	Reserve for available for sale financial assets	Currency translation reserve	Cash flow hedging reserve	Actuarial gain/(loss) reserve	Restructuring reserve	Retained earnings	Equity attributable to Shareholders of the Company	Equity attributable to Non - controlling interest	Total Equity
Balance as at April 1, 2011	$100	$—	$—	$12,481	$2,480,458	$—	$(12,177)	$9,398,927	$19,689,208	$31,568,997	$7,695,900	$39,264,897
Profit after tax	—	—	—	—	—	—	—	—	9,603,167	9,603,167	2,341,071	11,944,238
Other comprehensive income /(loss) for the period	—	—	—	(37,977)	(44,25,905)	—	22,131	—	—	(4,441,751)	(1,082,816)	(5,524,567)
Total comprehensive income/(loss) for the period	—	—	—	(37,977)	(4,425,905)	—	22,131	—	9,603,167	5,161,416	1,258,256	6,419,671
Balance as at March 31, 2012	$100	$—	$—	$(25,496)	$(1,945,447)	$—	$9,954	$9,398,927	$29,292,375	$36,730,413	$8,954,156	$45,684,569

Balance as at April 1, 2012	$100	$—	$—	$(25,496)	$(1,945,447)	$—	$9,954	$9,398,927	$29,292,375	$36,730,413	$8,954,156	$45,684,569
Issue of Shares (Net of Issuance Cost)	9,000	82,639,766	—	—	—	—	—	—	—	82,648,766	—	82,648,766
Share based compensation	11	—	227,674	—	—	—	—	—	—	227,685	—	227,685
Transactions with shareholders	9011	82,639,766	227,674	—	—	—	—	—	—	82,876,451	—	82,876,451
Profit after tax	—	—	—	—	—	—	—	—	15,056,309	15,056,309	4,192,729	19,249,038
Other comprehensive income/(loss) for the period	—	—	—	3,935	(3,637,536)	258,647	16,386	—	—	(3,358,568)	(818,755)	(4,177,323)
Total comprehensive income/(loss) for the period	—	—	—	3,935	(3,637,536)	258,647	16,386	—	15,056,309	11,697,741	3,373,974	15,071,715
Balance as at March 31, 2013	$9,111	$82,639,766	$227,674	$(21,561)	$(5,582,983)	$258,647	$26,340	$9,398,927	$44,348,684	$131,304,605	$12,328,130	$143,632,735

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Amira Nature Foods Ltd

Consolidated Statements of Cash Flows

(Amounts in USD)

		March 31, 2013	March 31, 2012
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax		$27,516,600	$16,081,660
Adjustments for non-cash items		2,039,904	3,125,793
Adjustments for non-operating expenses		19,015,955	16,943,347
Changes in operating assets and liabilities		(105,093,325)	(15,744,410)
		$(56,520,866)	$20,406,390
Income Taxes paid		(3,701,951)	(512,071)
Net cash generated from/(used in) operating activities		$(60,222,817)	$19,894,319
(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		$(1,526,281)	$(858,941)
Purchase of intangible assets		(334,793)	(51,745)
Proceeds from sale of property, plant and equipment		320,067	8,241
Proceeds from the sale of short term investments		-	78,504
Net (addition)/deletion of long term assets		(84,631)	(288,300)
Purchase of short term investments		(110,400)	(183,031)
Interest income		802,147	303,036
Net cash used in investing activities		$(933,891)	$(992,236)
(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net Proceeds from issue of shares		$82,648,766	$-
Net proceeds from short term debt		27,973,449	3,687,642
Proceeds from long term debt		34,220	245,295
Repayment of long term debt		(2,241,703)	(2,428,149)
Interest paid		(19,830,624)	(17,248,517)
Net cash generated from/(used in) financing activities		$88,584,108	$(15,743,729)
(D) Effect of change in exchange rate on cash and cash equivalents		(2,525,318)	(2,990,793)
Net increase/(decrease) in cash and cash equivalents	(A+B+C+D)	$24,902,082	$167,562
Cash and cash equivalents at the beginning of the year		8,368,256	8,200,695
Cash and cash equivalents at the end of the year		$33,270,338	$8,368,256

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Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), non-recurring IPO-related expenses, income tax expense and depreciation and amortization; (2) Adjusted profit after tax, as profit after tax plus $1.8 million in non-recurring IPO-related expenses; (3) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our outstanding ordinary shares and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India or 35.7 million shares, during the applicable period; (4) adjusted net working capital as total current assets minus: (a) cash and cash equivalents and (b) trade payables, current tax liabilities (net) and other current liabilities; and (5) net debt as total current and non-current debt minus cash and cash equivalents.

We use EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of EBITDA as a non-IFRS measure facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non-recurring IPO-related expenses the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses (affecting one-time transition charges). We also present this non-IFRS measure because we believe it is frequently used by securities analysts, investors and other interested parties as measure of the financial performance of companies in our industry.

We present adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

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The following is a reconciliation of profit after tax to EBITDA:

(Amounts in USD)

		Year ended March 31, 2013	Year ended March 31, 2012	Three months ended March 31, 2013	Three months ended March 31, 2012
Profit after tax		$19,249,038	$11,944,238	$8,506,988	$7,239,086
Add:	Income tax expense	8,267,562	4,137,422	3,342,676	2,407,050
Add:	Finance costs (net of finance income)	20,949,468	21,482,971	5,773,674	5,885,992
Add:	IPO-related expenses	1,750,082	-	-	-
Add:	Depreciation and amortization	1,943,846	2,089,738	510,001	511,678
EBITDA		$52,159,996	$39,654,369	$18,133,339	$16,043,806

The following is a reconciliation of profit after tax to adjusted profit after tax (excluding IPO-related expenses):

(Amounts in USD)

	Year ended March 31, 2013	Year ended March 31, 2012	Three months ended March 31, 2013	Three months ended March 31, 2012
Profit after tax (PAT)	$19,249,038	$11,944,238	$8,506,988	$7,239,086
Add: IPO related expenses	1,750,082	-	-	-
Adjusted profit after tax	$20,999,120	$11,944,238	$8,506,988	$7,239,086

The following is a reconciliation of earnings per share and adjusted earnings per share:

(Amounts in USD)

	Year ended March 31, 2013	Year ended March 31, 2012	Three months ended March 31, 2013	Three months ended March 31, 2012
Profit after tax (PAT)	$19,249,038	$11,944,238	$8,506,988	$7,239,086

Profit attributable to Shareholders of the company (A)	$15,056,309	$9,603,167	$6,799,623	$5,820,225
Weighted average number of shares (from IPO date to March 31, 2013)(B)	23,802,786	19,660,000	28,661,080	19,660,000
Basic and diluted Earnings per share as per IFRS (A/B)	$0.63	$0.49	$0.24	$0.30
Profit after tax (PAT)	$19,249,038	$11,944,238	$8,506,988	$7,239,086
Add: IPO-related expenses	1,750,082	-	-	-
Adjusted profit after tax	$20,999,120	$11,944,238	$8,506,988	$7,239,086
Number of shares outstanding including shares for non-controlling interest - fully diluted (from IPO date to March 31, 2013)	35,676,434	35,676,434	35,676,434	35,676,434
Adjusted earnings per share	$0.59	$0.33	$0.24	$0.20

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The following is a reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

(Amounts in USD)

	As at March 31, 2013	As at March 31, 2012
Current assets:
Inventories	$181,459,799	$141,620,690
Trade receivables	66,792,434	37,175,413
Derivative financial instruments	1,260,512	2,239,129
Prepayments	8,386,856	6,965,302
Other current assets	10,856,050	9,222,451
Cash and cash equivalents	33,270,338	8,368,256
Total current assets	$302,025,989	$205,591,241

Current liabilities:
Trade payables	$4,516,657	$21,302,059
Debt	156,785,820	134,410,915
Current tax liabilities (net)	2,658,236	1,942,637
Other current liabilities	5,393,803	16,367,819
Total current liabilities	$169,354,516	$174,023,430

Working Capital as per IFRS (Total current assets minus Total current liabilities)	$132,671,473	$31,567,811
Less: Cash and cash equivalents	33,270,338	$8,368,256
Add: Current debt	156,785,820	134,410,915
Adjusted net working capital	$256,186,955	$157,610,470

The following is a reconciliation of total current and non-current debt to net debt:

(Amounts in USD)

	Year ended March 31, 2013	Year ended March 31, 2012
Current debt	$156,785,820	134,410,915
Non-current debt	4,831,416	7,344,938
Total current and non-current debt as per IFRS	$161,617,236	$141,755,853
Less: Cash and cash equivalents	33,270,338	8,368,256
Net debt	$128,346,898	$133,387,597

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